Exhibit 23.1

                        Consent of Independent Auditors


     We consent to the reference to our firm under the caption "Experts" in Post Effective Amendment No. 1 in the Registration Statement (Form S-4 No.
333-107801) and related Prospectus of Medis Technologies Ltd. for the registration of (a) new warrants to purchase (i) 848,000 shares of its common stock and (ii) one year warrants to purchase 424,000 shares of its common stock,
(b) 848,000 shares of its common stock upon exercise of new warrants, (c) one year warrants to purchase 424,000 shares of its common stock and (d) 424,000 shares of its common stock upon exercise of such one year warrants, and to the incorporation by reference therein of our report dated February 25, 2003, with respect to the consolidated financial statements of Medis Technologies Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.





New York, New York
October 10, 2003